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                             November 3, 2023

       Jack Leeney
       Chief Executive Officer
       7GC & Co. Holdings Inc.
       388 Market Street, Suite 1300
       San Francisco, CA 94111

                                                        Re: 7GC & Co. Holdings
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed November 2,
2023
                                                            File No. 333-274278

       Dear Jack Leeney:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 77

   1. We note from your revised disclosures in response to prior comment 1, 7GC expects to satisfy the minimum
cash condition that the Net Transaction Proceeds at closing will be equal or greater than
$5.0 million (Minimum Cash Condition) through the Pipe transaction and bridge financing
(Contemplated Financing Transactions) or other financing
                                                        arrangements. We
further note the definition of Net Transaction Proceeds includes cash proceeds to be received
from any financing, whether equity or debt, at or immediately following the Closing.
Please tell us whether the entire $40.0 million you anticipate receiving from the GEM
Agreement satisfies the "at or immediately following the
                                                        Closing" criteria in
calculating Net Transaction Proceeds. If not, revise your pro forma financial statements to
only include the funds from the GEM financing that will be
                                                        received at Closing and
can be used to satisfy the Minimum Cash Condition
                                                        requirements. Also,
include a discussion in the introductory paragraphs addressing the fact
 Jack Leeney
7GC & Co. Holdings Inc.
November 3, 2023
Page 2
      that if the Contemplated Financing Transactions are not effectuated, the Minimum Cash
      Condition may not be met under certain scenarios such that the Business Combination may not be completed. Similar revisions should be made to your Source and Use of Funds disclosures elsewhere in the filing.
       Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-
5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                          Sincerely,
FirstName LastNameJack Leeney
                                                          Division of
Corporation Finance
Comapany Name7GC & Co. Holdings Inc.
                                                          Office of Technology
November 3, 2023 Page 2
cc:       Mike Heinz
FirstName LastName